FBL FINANCIAL GROUP, INC.

5400 UNIVERSITY AVENUE

WEST DES MOINES, IOWA 50266

May 29, 2007

Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549

Re:	FBL Financial Group, Inc.
Registration Statement on Form S-4
File No. 333-141949
Amendment No. 1 Filed on May 25, 2007

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FBL Financial Group, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on June 1, 2007, or as soon thereafter as practicable.

No underwriters are involved in the exchange offer.

Very truly yours,

FBL Financial Group, Inc.

by:	/s/ James W. Noyce
Name: James W. Noyce
Title: Chief Executive Officer